UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X] FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: January 13, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                            AUGUST 31, 2004 AND 2003



--------------------------------------------------------------------------------

                                                                           D & H
                                                                           group
                                                                       Chartered
                                                                     Accountants



AUDITORS' REPORT


To the Shareholders of
Halo Resources Ltd.


We have audited the consolidated balance sheets of Halo Resources Ltd. as at August 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On December 6, 2004, we reported separately to the shareholders of Halo Resources Ltd. on consolidated financial statements as at August 31, 2004 and 2003 and for the years ended August 31, 2004, 2003 and 2002 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.



Vancouver, B.C.                                /s/ D & H GROUP
December 6, 2004
execpt as to Note 11(b) which                  CHARTERED ACCOUNTANTS
is as of December 24, 2004


                                   D & H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices
                       across Canada and Internationally
      10th Floor, 1333 West Broadway, Vancouver, BC V6H 4C1 www.dhgroup.ca
                         F 604-731-9923 T 604-731-5881

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31



                                                       2004            2003
                                                         $               $
                                     ASSETS
CURRENT ASSETS

Cash                                                    329,065           9,805
Amounts receivable                                       12,610           7,113
                                                   ------------    ------------
                                                        341,675          16,918
RESOURCE INTERESTS (Note 3)                              75,906          76,167
                                                   ------------    ------------
                                                        417,581          93,085
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 62,965          19,046
ADVANCES (Note 4)                                             -       1,019,012
                                                   ------------    ------------
                                                         62,965       1,038,058
                                                   ------------    ------------


                        SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 5)                               20,914,102      19,537,102

CONTRIBUTED SURPLUS                                     179,611               -

DEFICIT                                             (20,739,097)    (20,482,075)
                                                   ------------    ------------
                                                        354,616        (944,973)
                                                   ------------    ------------
                                                        417,581          93,085
                                                   ============    ============
NATURE OF OPERATIONS (Notes 1, 4 and 11)



APPROVED BY THE BOARD


/s/ NICK DEMARE   , Director
-----------------

/s/ WILLIAM LEE   , Director
-----------------


        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31




                                                       2004            2003
                                                         $               $
REVENUES

Oil and gas sales                                        81,347          45,346
Interest and other                                          695          23,878
                                                   ------------    ------------
                                                         82,042          69,224
                                                   ------------    ------------
EXPENSES

Production                                               21,832          16,810
Depreciation, depletion and impairment                   10,441       1,251,882
General and administrative                              183,539         176,947
Stock-based compensation                                179,611               -
                                                   ------------    ------------
                                                        395,423       1,445,639
                                                   ------------    ------------
LOSS BEFORE THE FOLLOWING                              (313,381)     (1,376,415)

INTEREST EXPENSE                                        (29,817)        (60,741)

WRITE-OFF OF AMOUNTS RECEIVABLE                               -         (19,959)

LOSS ON SALE OF MARKETABLE SECURITIES                         -         (15,527)

GAIN ON SETTLEMENT OF ADVANCES (Note 4)                  97,207               -

LOSS ON SALE OF RESOURCE INTERESTS                      (11,031)              -
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                  (257,022)     (1,472,642)

DEFICIT - BEGINNING OF YEAR                         (20,482,075)    (19,009,433)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (20,739,097)    (20,482,075)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.05)         $(0.50)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                         5,654,354       2,926,859
                                                   ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31




                                                       2004            2003
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                  (257,022)     (1,472,642)
Items not involving cash
    Depreciation, depletion and impairment               10,441       1,251,882
    Stock-based compensation                            179,611               -
    Interest expense                                     29,817          60,741
    Write-off of amounts receivable                           -          19,959
    Loss on sale of marketable securities                     -          15,527
    Loss on sale of resource interests                   11,031               -
    Gain on settlement of advances                      (97,207)              -
Increase in amounts receivable                           (5,497)         (4,223)
Increase in accounts payable and
    accrued liabilities                                  43,919           9,197
                                                   ------------    ------------
                                                        (84,907)       (119,559)
                                                   ------------    ------------
FINANCING ACTIVITIES

Shares issued for cash                                1,377,000               -
Repayment of advances                                  (951,622)       (117,405)
                                                   ------------    ------------
                                                        425,378        (117,405)
                                                   ------------    ------------
INVESTING ACTIVITIES

Additions to resource interests                         (99,841)       (319,757)
Proceeds from sale of resource interests                 78,630          84,907
Proceeds from sale of marketable securities                   -          30,594
Other assets                                                  -         114,843
                                                   ------------    ------------
                                                        (21,211)        (89,413)
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH                             319,260        (326,377)

CASH - BEGINNING OF YEAR                                  9,805         336,182
                                                   ------------    ------------
CASH - END OF YEAR                                      329,065           9,805
                                                   ============    ============


See also Note 10 for supplementary cash flow information.



        The accompanying notes are an integral part of these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was most recently engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. On July 5, 2004, the Company entered into an agreement to acquire an unproven mineral interest. On November 12, 2004, the Company entered into a further option agreement to acquire additional unproven mineral interests. See also Notes 3 and 11(a).

         The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at August 31, 2004, the Company had working capital of $278,710. Subsequent to August 31, 2004, the Company completed an equity financing of approximately $6.4 million, as described in Note 11(b). The Company considers that it has adequate financial resources to maintain its core operations for the next fiscal year.


2.       ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements for the 2003 fiscal year included the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. ("Trimark Inc."), Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). As described in Note 3(c), during the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. On August 31, 2004, the Company abandoned its investment in Safari which was inactive throughout the 2004 fiscal year, and TMK which had sold its remaining asset, as described in Note 3(b), and became inactive. Intercompany balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principals ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


2.       ACCOUNTING POLICIES (continued)

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         PETROLEUM AND NATURAL GAS INTERESTS

         The Company followed the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves were capitalized on a country-by-country basis. Costs included lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties were applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         Depletion of exploration and development costs and depreciation of production equipment was provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties were excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves were converted into equivalent units based upon relative energy content.

         In applying the full cost method, the Company performed a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, was compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow was estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess was charged against earnings.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


2.       ACCOUNTING POLICIES (continued)

         Substantially all of the Company's oil and gas exploration, development and production activities were conducted jointly with others and, accordingly, these consolidated financial statements reflected the Company's proportionate interest in such activities.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at August 31, 2004, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         REVENUE RECOGNITION

         The Company recognized petroleum and natural gas revenues from its interests in producing wells as oil and gas was produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold was not significantly different from the Company's product entitlement.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         FOREIGN CURRENCY TRANSLATION

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


2.       ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


3.       RESOURCE INTERESTS

                                                       2004            2003
                                                         $               $
         Unproven mineral interests

         Acquisition costs                               75,906               -
                                                   ------------    ------------
         Petroleum and natural gas interests

         Exploration and development costs                    -          87,255
         Less:  accumulated depreciation,
                depletion and impairment                      -         (11,088)
                                                   ------------    ------------
                                                              -          76,167
                                                   ------------    ------------
                                                         75,906          76,167
                                                   ============    ============

         (a)      Duport Property, Ontario

                  On July 5, 2004, the Company, The Sheridan Platinum Group Ltd., and Pat Sheridan entered into a letter agreement whereby the Company agreed to acquire a 100% interest in 100 mineral claims (the "Duport Property") over an area of approximately 4,578 acres, located near Kenora, Ontario. Under the terms of the agreement, the Company has the right to acquire the Duport Property by paying $250,000 cash and issuing one million common shares and $8 million in preferred shares of the Company.

                  The preferred shares will have a term of five years and have an annual dividend requirement of $50,000 in years one and two and at 4% thereafter, are non-voting, non-convertible and can be redeemed by the Company. In order to redeem the preferred shares, the Company may at any time on or before the end of the term of the preferred shares:

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


3.       RESOURCE INTERESTS (continued)

                  (i)      make a cash  payment  of $8  million  plus a $400,000
                           bonus,   together   with  any   accrued   and  unpaid
                           dividends; or

                  (ii) provided the dividends payable pursuant to the terms of the preferred shares have been paid to date, the Company may return the Duport Property to the vendors.

                  If the preferred shares have not been redeemed the Company will retract the preferred shares in consideration of $8 million plus accrued unpaid dividends.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

                  As of August 31, 2004, the Company has incurred $75,906 for staking, due diligence, professional and legal costs relating to the acquisition of the Duport Property.

                  Completion of the acquisition of the Duport Property is subject to normal closing conditions including receipt of final regulatory approvals.

         (b) In January 2003, the Company earned a 3% working interest in certain oil and gas leases, known as the West Ranch Field, located in Jackson County, Texas by funding a development program on the subject leases. Effective March 1, 2004, the Company sold its interest in the West Ranch Field to an arms-length private corporation for $78,630 (US $60,000) proceeds and recorded a net loss on sale of $11,031.

         (c) During the 2003 fiscal year, the Company incurred petroleum expenditures totalling $232,502 on the unsuccessful drilling of a side-track well on the Basil Project. In addition, the Company did not participate in any further funding of exploration activities or holding costs relating to the East Lost Hills Project. In light of the results the Board of Directors of the Company determined that the Company could no longer provide further funding to Trimark Inc., which held the Company's East Lost Hills and regional California petroleum interests. Accordingly, during the 2003 fiscal year, the Company recorded an impairment charge of $1,240,794, representing the Company's remaining net investment in Trimark Inc. Effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.

         (d) No write-down was required as a result of the ceiling test performed effective August 31, 2003. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

         (e)      See also Note 11.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


4.       ADVANCES

                                                       2004            2003
                                                         $               $

         Advances, bearing interest at 10%
             per annum, due September 1, 2005 (a)             -         718,870
         Advances, non-interest bearing,
             due September 1, 2005 (b)                        -         300,142
                                                   ------------    ------------
                                                              -       1,019,012
                                                   ============    ============

         (a) The Company had previously received advances from a related party and a non-related third party. The related party is a public company which certain of its officers and directors are also officers and directors of the Company. During the 2004 fiscal year, the Company negotiated a settlement of the $748,687 which was outstanding and paid $688,079 cash, resulting in a gain of $60,608.

         (b) Advances had been previously made to the Company by shareholders and directors of the Company for working capital purposes. During fiscal 2004, the Company negotiated a settlement of the $300,142 which was outstanding and paid $263,543 cash, resulting in a gain of $36,599.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value
         Issued and outstanding -

                                                               2004                            2003
                                                   ----------------------------    ----------------------------
                                                      NUMBER             $            NUMBER             $


         Balance, beginning of year                   2,926,859      19,537,102       2,926,859      19,537,102
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              Private placements                      6,000,000       1,290,000               -               -
              Exercise of warrants                      435,000          87,000               -               -
         For finder's fees                               82,000          24,600               -               -
                                                   ------------    ------------    ------------    ------------
                                                      6,517,000       1,401,600               -               -
         Less:  share issue costs                             -         (24,600)              -               -
                                                   ------------    ------------    ------------    ------------
                                                      6,517,000       1,377,000               -               -
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                         9,443,859      20,914,102       2,926,859      19,537,102
                                                   ============    ============    ============    ============


                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


5.       SHARE CAPITAL (continued)

         (a)      During the 2004 fiscal year, the Company:

                  i) completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 cash proceeds. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.20 per share on or before March 4, 2005, and at $0.25 per share on or before March 4, 2006. 281,667 units were purchased by the President of the Company; and

                  ii) completed a non-brokered private placement of 2,600,000 units at $0.30 per unit, for $780,000 cash proceeds. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.40 per share on or before April 15, 2006. 71,000 units were purchased by the President of the Company. The Company also issued 82,000 units in consideration of $24,600 of a finder's fee. The finder's fee units have the same terms as the private placement units

         (b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of ten years.

                  A summary of the Company's options at August 31, 2004 and 2003, and the changes for the fiscal years ending on those dates is presented below:

                                                               2004                            2003
                                                   -----------------------------   -----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                      NUMBER          AVERAGE         NUMBER          AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
                                                                         $                               $


                  Balance, beginning of year             92,857        0.40             125,000        0.40
                  Granted                               810,000        0.61                   -
                  Cancelled/expired                     (92,857)       0.40             (32,143)       0.40
                                                   ------------                    ------------
                  Balance, end of year                  810,000        0.61              92,857        0.40
                                                   ============                    ============

                  The following table summarizes information about the stock options outstanding and exercisable at August 31, 2004:


                   NUMBER OF      NUMBER OF                       WEIGHTED AVERAGE
                    OPTIONS        OPTIONS                            REMAINING       WEIGHTED AVERAGE
                  OUTSTANDING    EXERCISABLE    EXERCISE PRICE    CONTRACTUAL LIFE     EXERCISE PRICE

                    750,000        187,500          $0.60            2.75 years             $0.60
                     60,000         60,000          $0.75            2.89 years             $0.75
                    -------        -------
                    810,000        247,500
                    =======        =======


                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


5.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:

                       Risk-free interest rate                     2.28% - 2.53%
                       Estimated volatility                         105% - 106%
                       Expected life                                 1.5 years
                       Expected dividend yield                           0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the 2004 fiscal year to the Company's employees, directors and consultants was $0.40 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                       2004            2003

                  Balance, beginning of year                  -         468,857
                  Issued pursuant to private
                     placements                       6,000,000               -
                  Issued for finder's fee                82,000               -
                  Exercised                            (435,000)              -
                  Expired                                     -        (468,857)
                                                   ------------    ------------
                  Balance, end of year                5,647,000               -
                                                   ============    ============

                  Common shares reserved pursuant to warrants outstanding at August 31, 2004, are as follows:

                       NUMBER             EXERCISE PRICE    EXPIRY DATE
                                                $

                     2,965,000             0.20 / 0.25      March 4, 2005 / 2006
                     2,682,000                0.40          April 15, 2006
                     ---------
                     5,647,000
                     =========

         (d)      See also Note 3(a) and 11.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


6.       INCOME TAXES

         As at August 31, 2004, the Company has accumulated non-capital losses for income tax purposes of approximately $2,264,000, expiring from 2005 to 2014, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


7.       RELATED PARTY TRANSACTIONS

         (a) During the 2004 fiscal year, the Company was charged $69,638 (2003 - $153,064) for management, professional, accounting and administrative services provided by companies controlled by current and former officers of the Company. As at August 31, 2004, accounts payable and accrued liabilities include $6,503 due to these related parties.

         (b) During the 2003 fiscal year the former President of the Company repaid the outstanding principal balance of $114,843 and interest income of $2,242 to the Company.

         (c) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. As at August 31, 2004, the Company had only recorded deferred costs relating to the unproven mineral interest. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                                       2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS          REVENUES     INCOME (LOSS)
                                                        $                $               $

         United States - petroleum operations                 -          81,347         169,728
         Canada - mineral operations                     75,906               -               -
         Canada - corporate                             341,675             695        (426,750)
                                                   ------------    ------------    ------------
                                                        417,581          82,042        (257,022)
                                                   ============    ============    ============


                                                                       2003
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS          REVENUES     INCOME (LOSS)
                                                        $                $               $

         United States - petroleum operations            80,226          68,800        (967,993)
         Canada - corporate                              12,859             424        (504,649)
                                                   ------------    ------------    ------------
                                                         93,085          69,224      (1,472,642)
                                                   ============    ============    ============


                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003


9.       FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2004 and 2003, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2004 and 2003 may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                       2004            2003
                                                         $               $

         Financing activities

         Shares issued for finder's fees                 24,600               -
         Share issue costs                              (24,600)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Other supplementary cash flow information

                                                       2004            2003
                                                         $               $

         Interest paid in cash                          105,484               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


11.      SUBSEQUENT EVENTS

         (a) On November 12, 2004, the Company entered into an option agreement, with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden assigned to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. The Company can acquire Wolfden's option by paying, on closing, $1.25 million and issuing 800,000 units, with each unit comprising one common share and one-half warrant. Each whole warrant will entitle Wolfden to acquire an additional common share at a price of $1.50 for a period of two years. Effective as of November 12, 2004, the Company will also assume the balance of Wolfden's remaining $1.4 million of expenditure commitments under Wolfden's underlying option agreement with the vendor. Upon earning the 50% option interest, the Company will issue a further 400,000 common shares to Wolfden. If project financing is arranged and the Bachelor Lake Property achieves commercial production, the Company will pay to Wolfden a further $250,000, issue 250,000 common shares upon 50,000 ounces of gold or gold equivalent has been produced and a 0.5% NSR.

                  A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                         (formerly Trimark Energy Ltd.)
                         (An Exploration Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003

11.      SUBSEQUENT EVENTS (continued)

         (b) On December 24, 2004, the Company completed a brokered private placement of (i) 4,342,951 flow- through units (the "FT Units") at a price of $0.95 per FT Unit; and (ii) 2,673,530 units (the "Non FT Units") at a price of $0.85 per Non FT Unit, for total gross proceeds of $6,398,304. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each Non FT Unit consists of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006.

                  The Company paid the agents a cash commission of $479,873 and issued 701,647 warrants (the "Agents' Warrants"). Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006.

                  The Company also issued 40,000 units (the "Corporate Finance Units"). Each Corporate Finance Unit is comprised of one common share and one-half share purchase warrant having the same terms as the Non FT Unit.

         (c) Subsequent to August 31, 2004, the Company granted stock options to purchase 150,000 common shares of the Company at $0.70 per share and 50,000 shares at $0.85 per share, expiring September 27, 2007 and October 18, 2007, respectively.

         (d) On November 2, 2004, the shareholders of the Company approved the authorization of an unlimited number of preferred shares in the Company's share capital.

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       FOR THE YEAR ENDED AUGUST 31, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 13, 2005 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended August 31, 2004 and 2003 of Halo Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a resource exploration company which was most recently engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. In July 2004, the Company entered into an agreement to acquire the Duport Property, located neat Kenora, Ontario. This was followed by an option agreement in November 2004 to option a 50% interest in the Bachelor Lake Property, located in the La Sueur Township, Quebec. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious metals on mineral interests located in Canada.

Subsequent to the Company's fiscal year it completed a private placement to raise $6.4 million. Proceeds from these financings will be utilized for exploration on the Duport and Bachelor Lake properties and general working capital purposes.

As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests. The Company is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO" and on the OTCBB under the symbol "HLOSF.OB". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

On July 5, 2004, the Company entered into a heads of agreement (the "HOA") to acquire the Duport Property, comprising 100 mineral claims over an area of approximately 4,578 acres near Kenora, Ontario.

Under the terms of the HOA, the Company has the right to acquire 100% interest in the Duport Property by paying, on closing, cash of $250,000 and issuing one million common shares and $8 million in preferred shares of the Company. The preferred shares will have a five year term and an annual dividend payment of $50,000 in years one and two and 4% thereafter, are non-voting, non-convertible and can be redeemed by the Company. In order to redeem the preferred shares, the Company must: i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends, or issue common shares; or (ii) provided the dividends payable pursuant to the terms of the preferred shares have been paid, the Company may return the Duport Property to the vendors for cancellation of the preferred shares.

If the preferred shares have not been redeemed the Company will retract the preferred shares in consideration of $8 million plus accrued unpaid dividends, payable in cash or common shares of the Company. The acquisition is subject to normal closing conditions including finalization of a formal agreement and final acceptance by the TSXV. This acquisition is in line with the Company's business strategy to acquire and develop near term production opportunities.

The Duport Property is located at Shoal Lake some 20 kilometres south of the Trans-Canada highway, just east of the Ontario, Manitoba provincial border. Shoal Lake is near the extremity of Lake of the Woods area, some 40 kilometres southwest of the town of Kenora. The Shoal Lake Area is underlain by Precambrian (Archean) volcanic and sedimentary rocks comprising part of a broad "Greenstone" belt striking in a general east-west direction across the northern end of the Lake of the Woods district. The belt extends for several hundred miles from Savant Lake to the east, to beyond the Manitoba border to the west. Three separate geological zones have been identified within the Duport Property: the "Main Zone", the "East Zone" and the "Northern Hanging Wall Zone" (a northern extension of the Main Zone).

Initial mining activities were conducted on the Duport Property (Main Zone) from 1934-1936. Limited bulk sampling and mining from a stope footwall of the Main Zone produced some 1,218 tons of material grading 3.36 ounces of gold per ton. During the period from 1951 to 1988, a total of 665 surface and underground diamond drill holes were completed in the exploration of the Main and East Zones of the Duport Property. This represents a total of 243,442 feet of drilling, 171,588 feet from surface and 71,884 feet from underground. Individual intercepts ranged up to 1.0 ounce per ton (cut) over 23 feet, with a weighted average of 0.46 ounces per ton (cut) over 5.1 feet for all intersections. These exploration activities were primarily conducted on the Main and East Zones.

As of the date of this MD&A, the Company has received conditional approval from the TSXV and is working towards closing of this acquisition.

In October 2004, the Company engaged Roscoe Postle Associates Inc., ("RPA") to prepare an independent technical report (the "RPA Report") compliant with NI 43-101 on the Duport Property. The RPA Report, dated November 8, 2004, reviewed the conclusions of a feasibility report prepared in 1989 on the Duport Property and other historical estimates. The RPA Report has been filed and can be found at www.sedar.com . Although the feasibility report and historical estimates were not prepared in accordance with NI 43-101, RPA believes that work performed by previous operators have demonstrated that the Duport Property has exploration potential and recommends that future exploration programs should focus on expanding the deposit.

Following the recommendation of RPA, the Company intends to conduct a phased exploration program. Phase 1 will include a geophysical survey over previously untested areas followed by preliminary diamond drilling of anomalies and favourable geology. Five holes, totalling 1,500 metres are planned in the area north of the known deposit while three holes, 900 metres are planned to the south. Six holes, 2,190 metres are planned to test the down plunge extensions of significant intersections in previous exploration. The cost of the Phase 1 program is estimated at approximately $650,000. Contingent on the success of Phase I, Phase II would follow up significant mineralization and/or favourable stratigraphy intersected in Phase I drilling.

BACHELOR LAKE PROPERTY, QUEBEC

On November 12, 2004, the Company entered into an option agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden assigned to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. Wolfden is earning a 50% interest by funding $3 million of exploration expenditures and as at November 12, 2004 had incurred approximately $1.6 million of expenditures on the property.

Under the terms of the agreement, the Company can acquire Wolfden's option by paying, on closing, $1.25 million and issuing 800,000 units, with each unit comprising one common share and one-half warrant. Each whole warrant will entitle Wolfden to acquire an additional common share at a price of $1.50 for a period of two years. The Company will also assume from November 12, 2004, the balance of Wolfden's remaining $1.4 million of expenditure commitments under Wolfden's underlying option agreement with the vendor. Upon earning the 50% option interest, the Company will issue a further 400,000 common shares to Wolfden. If project financing is arranged and the Bachelor Lake Property achieves commercial production, the Company will pay to Wolfden a further $250,000, issue 250,000 common shares upon 50,000 ounces of gold or gold equivalent has been produced and a 0.5% NSR. Mr. Ewan Downie, a director of the Company is also the President, Chief Executive Officer and a director of Wolfden.

The Bachelor Lake Property has excellent exploration potential as well as near term production possibilities. The Bachelor Lake mine site includes an office, a shop, a warehouse complex, a compressor room, a headframe and a 500 ton per day mill with a cyanidation plant and crusher room.

The main exploration target has been previously identified as the 1,000 feet area below level 12, the lowest extent of the previous mine operations. Mine production commenced from the upper portion of the mine in 1982 and ceased in 1989. During the latter part of mine operations, a "B" Vein was discovered on levels 11 and 12. In January 1990, a 34-hole diamond drill program, conducted by Hecla Mining Company of Canada, below level 12 yielded significant results suggesting that the mineralization there is not merely a down-dip extension of the mined out deposit, but that the deposit enters into a different structural setting at depth. Check sampling and assaying performed by Wolfden on selected intervals from this deep drilling program confirmed that the "Main" and "B" veins are richer and wider at depth than previously indicated during mining.

Management feels that the apparent vertical continuity of mineralization and increasing intensity of mineralization below level 12 suggest the potential to discover and develop significant additional resources and sees the addition of this project as an excellent fit with the Company's business plan.

The current work program is to continue with de-watering of old workings and once completed move to implement an underground drill program to test new targets at depth below the historical workings. The de-watering is expected to be completed by February 2005 and underground diamond drilling commence in April 2005.

SELECTED FINANCIAL DATA

The consolidated financial statements for the 2004, 2003 and 2002 fiscal years included the accounts of the Company and its wholly-owned subsidiaries. Effective August 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries.

The consolidated financial statements for the 2003 fiscal year included the accounts of the Company and its wholly- owned subsidiaries, Trimark Resources Inc. (Trimark Inc."), Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). During the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. On August 31, 2004, the Company abandoned its investment in Safari which was inactive throughout the 2004 fiscal year, and TMK which had sold its remaining asset and became inactive.

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                                   --------------------------------------------
                                                               YEARS ENDED AUGUST 31,
                                                   --------------------------------------------
                                                       2004            2003            2002
                                                         $               $               $
                                                   --------------------------------------------

OPERATIONS:

Revenues                                                 82,042          69,224         162,777
Income (loss)                                          (257,022)     (1,472,642)     (6,566,673)
Basic and diluted income (loss) per share                 (0.05)          (0.50)          (2.24)
Dividends per share                                           -               -               -
                                                   --------------------------------------------

                                                   --------------------------------------------
                                                               YEARS ENDED AUGUST 31,
                                                   --------------------------------------------
                                                       2004            2003            2002
                                                         $               $               $
                                                   --------------------------------------------

BALANCE SHEET:

Working capital (deficit)                               278,710          (2,128)         77,134
Total assets                                            417,581          93,085       1,631,221
Total long-term liabilities                                   -       1,019,012         775,534
                                                   --------------------------------------------


The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                             ---------------------------------------------   ---------------------------------------------
                                              FISCAL 2004                                     FISCAL 2003
                             ---------------------------------------------   ---------------------------------------------
                              AUG. 31      MAY 31     FEB. 29     NOV. 30     AUG. 31      MAY 31     FEB. 28     NOV. 30
                                 $           $           $           $           $           $           $           $
                             ---------------------------------------------   ---------------------------------------------

OPERATIONS:

Revenues                        19,930      15,723      27,169      19,220      21,257      21,840      12,645      13,482
Net income (loss)             (166,197)    (18,485)    (63,432)     (8,908)    (46,988)     (7,653)    (61,939) (1,356,062)
Basic and diluted
     income (loss) per share     (0.03)      (0.00)      (0.02)      (0.00)      (0.02)      (0.00)      (0.02)      (0.46)
Dividends per share                  -           -           -           -           -           -           -           -

BALANCE SHEET:

Working capital (deficiency)   278,710     328,466     177,433      (3,595)     (2,128)   (266,267)   (269,544)   (153,257)
Total assets                   417,581     339,861     296,846     106,282      93,085     104,397     100,012     141,679
Total long-term liabilities          -           -   1,078,571   1,023,047   1,019,012     704,185     689,501     675,136
                             ---------------------------------------------   ---------------------------------------------


RESULTS OF OPERATIONS

The Company received oil and gas sales from its remaining oil and gas property until March 1, 2004, the effective date of the sale of the West Ranch Field.

During fiscal 2004, the Company reported a net loss of $257,022, an improvement of $1,215,620 from the $1,472,642 loss reported during fiscal 2003. During fiscal 2003, the Company recorded an impairment charge of $1,240,794, representing the Company's net investment in its wholly-owned subsidiary, Trimark Inc., which held the Company's East Lost Hills and regional California petroleum interests. During fiscal 2004, the Company recorded $81,347 in oil and gas revenues, comprising of $15,447 oil (378 barrels) and $65,900 gas (8,921 mcf). Production costs of $21,832 was incurred and depletion of $10,441 was recorded for 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field for $78,630, recording a net loss of $11,031. With the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.

General and administrative costs increased in fiscal 2004 by $6,592, from $176,947 in 2003 to $183,539 in fiscal 2004. Expenses incurred in fiscal 2004 includes $11,000 audit fees, $23,324 for legal costs incurred for preparation of the Company's year-end, Form 20F and regulatory filings, $27,077 for transfer agent and regulatory filings for the Company's name change and financing filings, $27,500 for consulting services with respect to the Company's restructuring, name change and financing plans, $5,386 for shareholder communications costs, $11,025 for investment conference, website designs and maintenance cost, $2,165 for travel costs, and $16,125 for office and miscellaneous. Included in general and administration expenses was $63,638 charged by Chase Management Ltd. ("Chase"), a private company owned by the President of the Company, for bookkeeping, accounting, administration and corporate filing services provided. During fiscal 2004, the Company recorded a non-cash compensation expense of $179,611 relating to stock options granted to the Company's directors, officers and consultants. No stock options were granted during fiscal 2003.

During fiscal 2004, the Company negotiated settlements with certain arms-length and related parties in which it paid $951,622 to settle a total of $1,048,829 owing, resulting in a gain of $97,207.

During fiscal 2004, the Company recorded interest expense of $29,817, compared to $60,741 in fiscal 2004. The decrease in fiscal 2004 occurred as a result of the retirement of the advances.

As of August 31, 2004, the Company had incurred $75,906 for staking, due diligence, professional and legal costs pertaining to the purchase of the Duport Property.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. In March 2004, the Company completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000. On April 15, 2004, the Company also completed a further private placement of 2,600,000 units at $0.30 per unit, for $780,000. As at August 31, 2004, the Company had working capital of $278,710.

Subsequent to August 31, 2004, the Company completed a private placement financing of $6.4 million gross proceeds. The Company is proceeding to make payment of the initial $1.25 million option payment on the Bachelor Lake Property, conduct the Phase 1 exploration program on the Duport Property, estimated at $650,000 and de-watering of the old workings and an underground drill program on the Bachelor Lake Property, estimated at $3.2 million. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions other than those described under "Exploration Properties"

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company had no changes in accounting polices for fiscal 2004.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2004, the Company was charged $69,638 (2003 - $153,064) for management, professional, accounting and administrative services provided by companies controlled by current and former officers of the Company. As at August 31, 2004, accounts payable and accrued liabilities include $6,503 due to these related parties.

Other  related  party   transactions  are  disclosed  in  the  August  31,  2004
consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

During fiscal 2004, the Company did not engage any outside consultants to provide investor relations activities. All investor relations activities are performed by Marc Cernovitch, the Company's Vice-President of Corporate Development.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at August 31, 2004, there were 9,443,859 issued and outstanding common shares compared to 2,926,859 issued and outstanding common shares at August 31, 2003. The increase reflects the success of the Company in raising new equity through private placement financing and the exercise of warrants. The Company also issued shares for finders fees. As at August 31, 2004, there were 810,000 stock options outstanding and 247,500 exercisable at an exercise prices ranging from $0.60 to $0.75 per share. In addition, there were 5,647,000 warrants outstanding with exercise prices ranging from $0.20 and $0.40 per share.

Subsequent to August 31, 2004, the Company issued a further 7,056,481 common shares on completion of a brokered private placement financing, as described in
Note 11(b) of the consolidated financial statements for the year ended August 31, 2004.

                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD



I, NICK DEMARE, Director and President of HALO RESOURCES LTD., and performing similar functions to that of a Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Halo Resources Ltd. for the year ended August 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    January 13, 2005


         /s/ Nick DeMare
         ---------------------------------
         Nick DeMare
         Acting as Chief Executive Officer

                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, Director and President of HALO RESOURCES LTD., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Halo Resources Ltd. for the year ended August 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    January 13, 2005


         /s/ Nick DeMare
         ---------------------------------
         Nick DeMare
         Acting as Chief Financial Officer